

02007634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32682

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH., D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Clyne — (212) 471-6676
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Ave. of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



Affirmation

I, Thomas Clyne, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to BNP Paribas Securities Corp. for the year ended December 31, 2001, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Clyne

Thomas Clyne

Chief Financial Officer

Title

Subscribed and sworn to before me on this 27th day of February, 2002.

Patrick J. Donegan

Notary Public

PATRICK J. DONEGAN
Notary Public, State of New York
No. 43-4983927
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires July 8, 2003

BNP Paribas Securities Corp.

(An indirectly wholly owned subsidiary
of BNP PARIBAS)
Statement of Financial Condition
December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and
Stockholder of
BNP Paribas Securities Corp.

In our opinion, the accompanying statement of financial position presents fairly, in all material respects, the financial position of BNP Paribas Securities Corp. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2002

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2001
(in thousands, except share data)

Assets	
Cash	$ 11,416
Securities purchased under agreements to resell	22,705,542
Securities borrowed	17,441,704
Securities owned - at market value	13,216,817
(including securities owned, pledged to counterparties of $5,473,449)	
Securities failed to deliver	4,620,832
Receivable from brokers, dealers, and clearing organizations	269,301
Receivable from customers	713,036
Other assets	193,943
Total assets	$ 59,172,591
Liabilities and stockholder's equity	
Liabilities	
Overnight loans and overdrafts	$ 897,880
Securities sold under agreements to repurchase	38,785,588
Securities loaned	4,563,098
Securities sold, not yet purchased - at market value	7,756,360
Securities failed to receive	4,426,253
Payable to brokers, dealers, and clearing organizations	1,975,814
Payable to customers	125,314
Accrued expenses and other liabilities	151,225
	58,681,532
Liabilities subordinated to the claims of general creditors	237,000
Stockholder's equity	254,059
Total liabilities and stockholder's equity	$ 59,172,591

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), the ultimate parent of which is BNP PARIBAS ("BNPP").

Due to an internal restructuring of BNPP in North America, BNPPNA, a new entity, was formed in 2001. BNPPNA has replaced Paribas North America, Inc. ("PNA") as the direct parent of the Company. PNA is now the parent of BNPPNA whose ultimate parent remains BNPP. Prior to this restructuring, the Company received an additional cash contribution of $75,000 from PNA. This additional capital will be used to expand existing businesses within the Company. The Company's subordinated debt has been assigned to BNPPNA from PNA in conjunction with the internal restructuring. This assignment was approved in writing by the NASD.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Additionally, the Company is a registered futures commission merchant under the Commodity Exchange Act and is a member of the Chicago Board of Trade ("CBOT"). The Company received Federal Reserve Bank approval and commenced activities as a financial holding company pursuant to Section 4(k)(6) of the Bank Holding Company Act of 1956, as amended by the Gramm-Leach-Bliley Act on April 2, 2001. The effect of this approval removes the 25% ceiling on non-banking activities provided for in prior legislation. The Company trades proprietary positions for itself and engages in brokerage and clearance activities for its customers - primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities. The Company also provides support services for certain affiliates.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2001. Significant estimates include inventory valuations, realization of deferred tax assets, certain fees from affiliates and certain expenses charged by affiliates. Actual results could differ materially from such estimates included in the financial statements.

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at market value.

Resale Agreements

Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value equal to or in excess of the principal amount loaned plus accrued interest. The Company has reported certain reverse repos and repos net, in the statement of financial condition. Such transactions were executed under a master netting agreement with the same counterparty and have the same expiration date.

(dollars in thousands)

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of securities borrowed or loaned on a daily basis with additional collateral obtained or refunded, as necessary.

Derivative Instruments and Hedging Activities
In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and for Hedging Activities". SFAS No. 133, as amended, required all derivatives, including certain derivatives embedded in other contracts, to be recorded on the balance sheet at fair value. The effective date of SFAS No. 133 provisions for the Company was January 1, 2001. The impact of adopting SFAS No. 133 had no material effect on the Company's financial statements.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2001 consisted of:

	Owned	Sold
U.S. Government securities	$ 12,067,881	$ 7,412,075
Other debt instruments	1,125,903	334,850
Money market instruments	12,909	-
Equities	8,965	8,626
Options	1,159	809
	$ 13,216,817	$ 7,756,360

4. Subordinated Liabilities

The Company has the following outstanding subordinated loan agreements with BNPPNA at December 31, 2001:

Maturity Date	Amount
April 30, 2002	$ 72,000
July 31, 2002	75,000
October 31, 2002	90,000
	$ 237,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company and upon receipt of prior written approval of the NASD and the CBOT. All loans bear interest at the Federal Funds rate plus 3/8%.

(dollars in thousands)

The agreements covering the subordinated borrowings have been approved by the NASD and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid.

5. Deferred Compensation

Under the terms of a deferred bonus plan, employees with annual discretionary bonus awards in excess of a certain fixed Euro amount, receive a portion of such excess in shares of BNPP. The shares are granted on the date of payment of the annual cash bonus ("grant date") and are held in a Trust until the shares are vested. For the year ended December 31, 2001, the grant date is expected to be February 28, 2002. The shares of each award vest evenly in each year during a three year period following the grant date. Once vested, the employee may sell or retain their vested shares at their discretion.

6. Employee Benefit Plans

On January 1, 2001 the former Paribas plans were merged with the former BNP plans to form merged plans to benefit substantially all employees of BNPP and its affiliates in the United States of America. The plans include a noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the pension plan are principally invested in fixed income and equity securities, held by a third-party bank and managed by private fund managers.

7. Income Taxes

The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of PNA.

The Company records a current income tax provision (benefit) equal to the total current and deferred tax provision (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The resulting tax payable or benefit receivable is settled with PNA in the month following each calendar quarter. At December 31, 2001, the Company's tax payable to PNA in the amount of $8,244 has been offset against intercompany receivables from PNA which are included in other assets in the statement of financial condition.

If the Company did not settle its full provision for income taxes with PNA, it would have recorded an unreserved deferred tax asset at December 31, 2001 of $32,485 due to temporary tax and accounting differences resulting primarily from interest accrued but not yet paid to foreign affiliates, and deferred compensation.

8. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, clearance and settlement of security transactions, and operational support.

The Company has a tax sharing arrangement with PNA (see Note 7). The Company also maintains demand deposit accounts with, borrows funds from, and acts as security custodian for

(dollars in thousands)

BNPP and its affiliates. Such securities may be pledged by the Company to secure bank borrowings. At December 31, 2001 assets and liabilities with related parties consist of the following:

Cash	$ 294
Securities purchased under agreements to resell	11,995,742
Securities borrowed	52,226
Securities failed to deliver	100,714
Receivable from brokers, dealers, and clearing organizations	147,655
Other assets	19,259
Overnight loans and overdrafts	895,000
Securities sold under agreements to repurchase	11,207,518
Securities loaned	4,075,752
Securities failed to receive	125,831
Payable to brokers, dealers, and clearing organizations	138,813
Accrued expenses and other liabilities	20,737
Liabilities subordinated to the claims of general creditors	237,000

The Company clears futures transactions on behalf of BNPP and its affiliates, in addition to its proprietary futures positions. In connection with this activity, the Company receives cash margin deposits from BNPP and its affiliates and meets its margin obligation with futures exchanges by depositing cash and securities with the exchanges. At December 31, 2001, the Company had received $3,086 of margin deposits from BNPP and its affiliates, which are included in payable to brokers, dealers and clearing organizations on the statement of financial condition.

9. Pledged Assets, Commitments and Contingencies

At December 31, 2001, the approximate market values of collateral received which may be sold or repledged by the Company, including the collateral related to amounts netted under FIN 41, were:

Sources of collateral	
Securities purchased under agreements to resell	$ 38,825,236
Securities received in securities borrowed vs. cash transactions	17,641,970
Total	$ 56,467,206

At December 31, 2001, the approximate market values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FIN 41, were:

Uses of collateral	
Securities sold under agreements to repurchase	$ 40,793,547
Securities loaned	4,586,290
Total	$ 45,379,837

(dollars in thousands)

The Company, in the normal course of business, has been named as defendant in various legal proceedings. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these proceedings will not have a material adverse effect on the Company's financial statements.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2001, marketable securities with a market value of $376,410 had been deposited to satisfy such requirements. The Company is contingently liable under letters of credit issued to counterparties lending securities to the Company. At December 31, 2001, the total letters of credit issued and utilized are $152,000 and $145,000, respectively.

The Company has pledged $8,170,276 of securities collateral, under tri-party agreements, which cannot be resold or pledged by the counterparty.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of $250 or 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2001, the Company had net capital of $327,235, which was $326,578 in excess of its required net capital.

Additionally, the Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934 which requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2001, $10 in cash and U.S. government securities with a market value of $14,027 have been segregated in a special reserve account. At December 31, 2001, the Company was required to maintain a balance of $5,147 in this account.

As a futures commission merchant, the Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, which requires a futures commission merchant to segregate or secure money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. At December 31, 2001, there were no segregation requirements.

11. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various transactions with customers, brokers and dealers and affiliates. These securities activities are transacted on either a receipt versus payment/delivery versus payment or a cash basis. The Company is exposed to risk of loss on these transactions in the event the counterparty fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In connection with these securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, in addition to securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a market value in excess of the customers' obligation under the contract and repos are collateralized by securities deposited by the Company with a market value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's statement of financial condition.

The Company's trading activities include the use of futures contracts, options on futures contracts and on equity securities, and foreign currency forwards. These futures and options positions are primarily used to mitigate risk on government trading positions. Such activities involve, to varying degrees, elements of market risk in excess of the amount recorded on the Company's statement of financial condition. The Company's exposure to credit risk associated with counterparty nonperformance on forwards and options is limited to the unrealized gains inherent in such contracts which are recognized in the Company's statement of financial condition.

12. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations and securities owned. The reverse repos, securities borrowed and securities failed to deliver are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The carrying amounts of the receivables are a reasonable estimate of fair value. Securities owned are carried at fair value based primarily on quoted market prices.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations and securities sold, not yet purchased. The repos, securities loaned and securities failed to receive are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The

carrying amounts of the payables are a reasonable estimate of fair value. Securities sold, not yet purchased are carried at fair value based primarily on quoted market prices.

Due to the short-term nature of the subordinated loan agreements and the variable rate of interest charged, the carrying value approximates the estimated fair value.